SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: March 7, 2024

3.	Auditor’s opinion

—	FY 2023	FY 2022
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

Items	FY 2023	FY 2022
Total Assets	35,759,297,833,297	35,686,018,172,675
Total Liabilities	26,988,754,065,870	24,366,791,561,867
Total Shareholders’ Equity	8,770,543,767,427	11,319,226,610,808
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	21,330,818,934,958	26,151,780,519,939
Operating Income	-2,510,163,608,358	-2,085,046,847,403
Ordinary Income	-3,339,441,283,797	-3,433,370,081,840
Net Income	-2,576,729,162,648	-3,195,584,891,222
Total Shareholders’ Equity / Capital Stock	490%	633%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position of the Group as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Korean Standards on Auditing, the Group’s Internal Control over Financial Reporting for Consolidation Purposes as of December 31, 2023, based on criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in Korea, and our report dated March 7, 2024 expressed an unmodified opinion on the effectiveness of the Group’s internal control over financial reporting for consolidation purposes.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a consolidated opinion on these matters.

(i) Impairment assessment for Display CGU

As discussed in Notes 3(l)(ii), and 10(d) to the consolidated financial statements, the Group’s non-financial assets which consist of property, plant and equipment and intangible assets amount to ~~W~~21,974,287 million as of December 31, 2023. As a result of the annual impairment assessment for Display CGU to which goodwill is allocated, the Group concluded that recoverable amount exceeds the carrying amount.

The recoverable amount used by the Group in impairment assessment of the Display CGU is value in use based on discounted cash flow model. Revenue and operating expenditures for the forecast period and discount rate used to estimate value in use for impairment assessment of Display CGU involve significant judgement and minor changes to those assumptions would have a significant effect on the results of the Group’s impairment assessment of Display CGU. Therefore, we identified impairment assessment for Display CGU as a key audit matter.

The following are the primary procedures we performed to address this key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s non-financial assets impairment assessment process and development of revenue and operating expenditures forecasts and discount rate assumption for Display CGU.

•	For the impairment assessment of Display CGU, we compared the Group’s historical revenue and operating expenditures forecasts to actual results to assess the Group’s ability to reliably forecast.

•	We evaluated the revenue and operating expenditures forecasts used to determine the value in use by comparison with the financial budgets approved by the board of directors.

•

We performed sensitivity analysis over discount rate assumption used to estimate value in use for impairment assessment of Display CGU to assess the impact of changes in that assumption on the Group’s impairment assessment.

•	We involved our valuation professionals with specialized skills and knowledge who assisted us in the following:

•	testing discount rate by comparing it against independently developed rate using publicly available market data for comparable entities; and

•	testing revenue and operating expenditures forecasts by comparing them against industry reports and historical performance of the Group.

(ii) Assessment of recognition of deferred tax assets

As discussed in Notes 3(t) and 25 to the consolidated financial statements, the deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. The Group had ~~W~~3,797,057 million of deferred tax assets and ~~W~~869,364 million of unrecognized tax credit carryforwards, as of December 31, 2023, primarily related to Korea.

We identified the assessment of the recognition of deferred tax assets as a key audit matter because it involves high degree of subjective management judgment in estimating future taxable profits over the periods in which the above mentioned differences become deductible and within the periods before the unused tax losses and tax credit carryforwards expire. The subjectivity is primarily driven by the Group’s assumptions in revenue and operating expenditures, which are used to estimate the forecasted taxable income in the future.

The following are the primary procedures we performed to address the key audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal control related to the Group’s deferred tax assets recognition process, including control related to the development of assumptions in determining the future taxable income for each year.

•

We analyzed the Group’s estimates of future taxable income, including analyzing the Group’s forecasted revenue and operating expenditures by comparing them with the financial budgets approved by the Board of Directors and historical performance.

•	We compared the forecasts of taxable income and utilization of tax credit carryforwards made in 2022 with the actual results in 2023 to assess the Group’s ability to reliably forecast.

•	We evaluated the Group’s assessment on the history of realizing deferred tax assets in connection with the unused tax losses carryforwards.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether these consolidated financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2024

This report is effective as of March 7, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(In millions of won)	Note	December 31, 2023		December 31, 2022

Assets
Cash and cash equivalents	4, 27	~~W~~	2,257,522	1,824,649
Deposits in banks	4, 27		905,971	1,722,607
Trade accounts and notes receivable, net	5, 15, 27, 30		3,218,093	2,358,914
Other accounts receivable, net	5, 27		126,985	169,426
Other current financial assets	6, 27, 28		168,623	165,355
Inventories	7		2,527,728	2,872,918
Prepaid income taxes			44,505	5,275
Other current assets	5		253,759	324,891

Total current assets			9,503,186	9,444,035
Deposits in banks	4, 27		11	11
Investments in equity accounted investees	8		84,329	109,119
Other non-current financial assets	6, 27, 28		173,626	289,098
Property, plant and equipment, net	9, 18, 28		20,200,332	20,946,933
Intangible assets, net	10, 18		1,773,955	1,752,957
Investment Property	11, 28		32,995	28,269
Deferred tax assets	25		3,562,861	2,645,077
Defined benefits assets, net	13		407,438	447,521
Other non-current assets			20,565	22,999

Total non-current assets			26,256,112	26,241,984

Total assets		~~W~~	35,759,298	35,686,019

Liabilities
Trade accounts and notes payable	27, 30	~~W~~	4,175,064	4,061,684
Current financial liabilities	12, 27, 28, 29		5,262,295	5,489,254
Other accounts payable	27		2,918,903	3,242,929
Accrued expenses			648,949	729,193
Income tax payable			52,237	112,429
Provisions	14		117,676	173,322
Advances received	15, 27		625,838	65,069
Other current liabilities			84,066	87,640

Total current liabilities			13,885,028	13,961,520
Non-current financial liabilities	12, 27, 28, 29, 30		11,439,776	9,622,352
Non-current provisions	14		63,805	86,157
Defined benefit liabilities, net	13		1,559	1,531
Long-term advances received	15, 27		967,050	—
Deferred tax liabilities	25		2,069	4,346
Other non-current liabilities	27		629,467	690,886

Total non-current liabilities			13,103,726	10,405,272

Total liabilities			26,988,754	24,366,792

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings			2,676,014	5,359,769
Reserves	16		515,976	479,628

Total equity attributable to owners of the Controlling Company			7,232,182	9,879,589

Non-controlling interests			1,538,362	1,439,638

Total equity			8,770,544	11,319,227

Total liabilities and equity		~~W~~	35,759,298	35,686,019

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2023 and 2022

(In millions of won, except earnings per share)	Note	2023		2022

Revenue	17, 18, 30	~~W~~	21,330,819	26,151,781
Cost of sales	7, 19, 30		(20,985,643)	(25,027,703)

Gross profit			345,176	1,124,078
Selling expenses	19, 20		(575,785)	(895,602)
Administrative expenses	19, 20		(899,902)	(931,117)
Research and development expenses	19		(1,379,653)	(1,382,406)

Operating loss			(2,510,164)	(2,085,047)

Finance income	23		1,122,294	873,059
Finance costs	23		(1,634,534)	(966,363)
Other non-operating income	22		1,472,258	3,185,837
Other non-operating expenses	19, 22		(1,786,234)	(4,446,414)
Equity in income of equity accounted investees, net	8		(3,061)	5,558

Loss before income tax			(3,339,441)	(3,433,370)
Income tax benefit	24		(762,712)	(237,785)

Loss for the year			(2,576,729)	(3,195,585)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 24		49,817	122,361
Other comprehensive income from associates	8, 13, 24		170	32

			49,987	122,393
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	24		23,143	(80,963)
Gain on valuation of derivative	16, 24		—	9,227
Other comprehensive loss from associates	8, 24		(2,824)	(9,710)

			20,319	(81,446)

Other comprehensive income (loss) for the year, net of income tax			70,306	40,947

Total comprehensive loss for the year		~~W~~	(2,506,423)	(3,154,638)

Loss attributable to:
Owners of the Controlling Company			(2,733,742)	(3,071,565)
Non-controlling interests			157,013	(124,020)

Loss for the year		~~W~~	(2,576,729)	(3,195,585)

Total comprehensive loss attributable to:
Owners of the Controlling Company			(2,647,407)	(3,006,686)
Non-controlling interests			140,984	(147,952)

Total comprehensive loss for the year		~~W~~	(2,506,423)	(3,154,638)

Loss per share (in won)
Basic loss per share	26	~~W~~	(7,640)	(8,584)
Diluted loss per share	26	~~W~~	(7,640)	(8,584)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Total comprehensive loss for the year
Loss for the year		—	—	(3,071,565)	—	(3,071,565)	(124,020)	(3,195,585)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	122,361	—	122,361	—	122,361
Foreign currency translation differences		—	—	—	(57,031)	(57,031)	(23,932)	(80,963)
Other comprehensive income (loss) from associates		—	—	32	(9,710)	(9,678)	—	(9,678)
Gain on valuation of derivative		—	—	—	9,227	9,227	—	9,227

Total other comprehensive income (loss)		—	—	122,393	(57,514)	64,879	(23,932)	40,947

Total comprehensive loss for the year	~~W~~	—	—	(2,949,172)	(57,514)	(3,006,686)	(147,952)	(3,154,638)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(56,056)	(56,056)
Dividends		—	—	(232,580)	—	(232,580)	—	(232,580)

Total transaction with owners, recognized directly in equity		—	—	(232,580)	—	(232,580)	(56,056)	(288,636)

Balances at December 31, 2022	~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(2,733,742)	—	(2,733,742)	157,013	(2,576,729)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	49,817	—	49,817	—	49,817
Foreign currency translation differences		—	—	—	39,172	39,172	(16,029)	23,143
Other comprehensive income (loss) from associates		—	—	170	(2,824)	(2,654)	—	(2,654)

Total other comprehensive income (loss)		—	—	49,987	36,348	86,335	(16,029)	70,306

Total comprehensive income (loss) for the year	~~W~~	—	—	(2,683,755)	36,348	(2,647,407)	140,984	(2,506,423)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(42,260)	(42,260)

Balances at December 31, 2023	~~W~~	1,789,079	2,251,113	2,676,014	515,976	7,232,182	1,538,362	8,770,544

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022

Cash flows from operating activities:
Loss for the year		~~W~~	(2,576,729)	(3,195,585)
Adjustments for:
Income tax benefit	24		(762,712)	(237,785)
Depreciation and amortization	9, 10, 11, 19		4,213,742	4,557,457
Gain on foreign currency translation			(313,378)	(702,144)
Loss on foreign currency translation			241,701	449,980
Expenses related to defined benefit plans	13		149,937	168,260
Gain on disposal of property, plant and equipment			(34,961)	(25,737)
Loss on disposal of property, plant and equipment			102,453	54,432
Impairment loss on property, plant and equipment			60,072	1,260,436
Reversal of impairment loss on property, plant and equipment			(7)	(3,181)
Gain on disposal of intangible assets			(1,989)	—
Loss on disposal of intangible assets			55	193
Impairment loss on intangible assets			54,833	136,372
Reversal of impairment loss on intangible assets			(242)	(1,975)
Impairment loss on investment property			—	7,736
Expense on increase of provisions			101,846	253,075
Finance income			(594,944)	(607,501)
Finance costs			1,162,598	781,205
Equity in income of equity method accounted investees, net	8		3,061	(5,558)
Other income			(7,030)	(1,681)
			4,375,035	6,083,584
Changes in:
Trade accounts and notes receivable			(1,013,938)	1,833,491
Other accounts receivable			32,173	(55,073)
Inventories			336,993	390,672
Lease receivables			7,204	7,684
Other current assets			92,983	435,838
Other non-current assets			1,151	(10,125)
Trade accounts and notes payable			323,548	(282,082)
Other accounts payable			(47,798)	(625,606)
Accrued expenses			(47,088)	(514,500)
Provisions			(179,969)	(259,969)
Advances received			(19,461)	(1,977)
Other current liabilities			(33,367)	(4,188)
Defined benefit liabilities, net			(45,123)	(381,405)
Long-term advances received			1,580,222	—
Other non-current liabilities			33,493	167,868

			1,021,023	700,628
Cash generated from operating activities			2,819,329	3,588,627
Income taxes paid			(290,102)	(153,969)
Interests received			144,402	77,219
Interests paid			(990,881)	(500,857)

Net cash provided by operating activities		~~W~~	1,682,748	3,011,020

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from investing activities:
Dividends received		~~W~~	15,200	4,461
Increase in deposits in banks			(943,166)	(1,769,668)
Proceeds from withdrawal of deposits in banks			1,785,231	756,267
Acquisition of financial assets at fair value through profit or loss			(4,615)	(27,100)
Proceeds from disposal of financial assets at fair value through profit or loss			546	412
Acquisition of financial assets at fair value through other comprehensive income			(3,000)	(3,934)
Proceeds from disposal of financial assets at fair value through other comprehensive income			2,671	3,547
Proceeds from disposal of investments in equity accounted investees			—	4,800
Acquisition of property, plant and equipment			(3,482,754)	(5,079,279)
Proceeds from disposal of property, plant and equipment			485,659	171,421
Acquisition of intangible assets			(672,076)	(830,583)
Proceeds from disposal of intangible assets			6,328	11,392
Asset-related government grants received			7,417	57,503
Proceeds from settlement of derivatives, net			178,610	49,145
Increase in short-term loans			—	(9,643)
Proceeds from collection of short-term loans			27,411	9,608
Increase in long-term loans			—	(54,033)
Increase in deposits			(3,992)	(2,676)
Decrease in deposits			4,535	6,727
Proceeds from disposal of other assets			6,659	1,464

Net cash used in investing activities			(2,589,336)	(6,700,169)

Cash flows from financing activities:	29
Proceeds from short-term borrowings			6,729,725	4,487,824
Repayments of short-term borrowings			(7,446,111)	(2,565,541)
Proceeds from issuance of bonds			469,266	443,230
Proceeds from long-term borrowings			4,765,524	4,165,508
Repayments of current portion of long-term borrowings and bonds			(3,059,960)	(4,209,915)
Payment of lease liabilities			(73,483)	(82,296)
Dividends paid			—	(232,580)
Subsidiaries’ dividends distributed to non-controlling interests			(34,098)	(60,206)

Net cash provided by financing activities			1,350,863	1,946,024

Net increase(decrease) in cash and cash equivalents			444,275	(1,743,125)
Cash and cash equivalents at January 1			1,824,649	3,541,597
Effect of exchange rate fluctuations on cash and cash equivalents			(11,402)	26,177

Cash and cash equivalents at December 31		~~W~~	2,257,522	1,824,649

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2023, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2023, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2023, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2023, there are 18,672,956 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2023

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	TWD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture and sell display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 75
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(*)

For the year ended December 31, 2023, the Controlling Company contributed ~~W~~5,839 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Controlling Company has invested ~~W~~92,900 million in MMT (Money Market Trust), which is controlled by the Controlling Company.

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2023 and 2022 is as follows:

(In millions of won)	December 31, 2023				2023
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,872,996	1,826,784	46,212	11,952,787	9,789
LG Display Germany GmbH		315,096	286,596	28,500	1,247,796	2,321
LG Display Japan Co., Ltd.		157,279	145,709	11,570	913,462	3,932
LG Display Taiwan Co., Ltd.		265,810	242,463	23,347	1,697,729	(1,744)
LG Display Nanjing Co., Ltd.		3,731,464	2,986,076	745,388	1,764,307	85,121
LG Display Shanghai Co., Ltd.		334,278	314,805	19,473	797,516	3,822
LG Display Guangzhou Co., Ltd.		3,820,218	3,306,879	513,339	2,144,773	96,945
LG Display Shenzhen Co., Ltd.		97,514	85,518	11,996	453,174	1,735
LG Display Singapore Pte. Ltd.		760,769	741,604	19,165	1,147,311	3,689
L&T Display Technology (Fujian) Limited		309,340	221,293	88,047	960,302	25,079
LG Display Yantai Co., Ltd.		539,791	184,568	355,223	373,916	100,982
Nanumnuri Co., Ltd.		5,606	3,585	2,021	26,110	594
LG Display (China) Co., Ltd.		2,410,130	275,824	2,134,306	1,145,472	108,801
Unified Innovative Technology, LLC		1,093	—	1,093	—	(1,043)
LG Display Guangzhou Trading Co., Ltd.		2,341,100	2,291,500	49,600	457,404	15,016
Global OLED Technology, LLC		40,786	3,576	37,210	3,861	(10,838)
LG Display Vietnam Haiphong Co., Ltd.		5,918,634	4,614,173	1,304,461	2,773,046	159,089
Suzhou Lehui Display Co., Ltd.		284,364	115,169	169,195	414,537	7,739
LG DISPLAY FUND I LLC		82,099	14	82,085	—	(9,332)
LG Display High-Tech (China) Co., Ltd.		6,417,671	3,565,229	2,852,442	2,432,838	374,836

	~~W~~	29,706,038	21,211,365	8,494,673	30,706,341	976,533

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2022				2022
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,240,164	1,204,010	36,154	13,071,380	8,040
LG Display Germany GmbH		390,689	364,332	26,357	1,786,103	7,724
LG Display Japan Co., Ltd.		161,437	153,479	7,958	1,740,626	1,766
LG Display Taiwan Co., Ltd.		286,732	261,987	24,745	2,061,856	3,298
LG Display Nanjing Co., Ltd.		3,090,527	2,019,251	1,071,276	2,004,475	135,412
LG Display Shanghai Co., Ltd.		270,677	254,918	15,759	736,004	2,982
LG Display Guangzhou Co., Ltd.		3,912,242	2,497,036	1,415,206	3,063,485	143,464
LG Display Shenzhen Co., Ltd.		131,443	121,142	10,301	886,333	3,753
LG Display Singapore Pte. Ltd.		855,851	840,675	15,176	1,859,992	5,451
L&T Display Technology (Fujian) Limited		284,586	204,320	80,266	1,358,301	9,897
LG Display Yantai Co., Ltd.		788,047	201,087	586,960	487,990	119,160
Nanumnuri Co., Ltd.		5,088	3,661	1,427	25,507	194
LG Display (China) Co., Ltd.		2,491,887	337,994	2,153,893	1,921,939	133,486
Unified Innovative Technology, LLC		2,094	7	2,087	—	(927)
LG Display Guangzhou Trading Co., Ltd.		1,308,767	1,278,500	30,267	593,539	20,975
Global OLED Technology, LLC		51,884	4,877	47,007	9,268	(7,828)
LG Display Vietnam Haiphong Co., Ltd.		4,911,791	3,781,985	1,129,806	2,672,155	112,167
Suzhou Lehui Display Co., Ltd.		248,701	86,554	162,147	621,616	16,031
LG DISPLAY FUND I LLC		84,106	27	84,079	—	5,487
LG Display High-Tech (China) Co., Ltd.		5,658,548	3,143,290	2,515,258	2,766,043	(561,016)

	~~W~~	26,175,261	16,759,132	9,416,129	37,666,612	159,516

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(d)	Information of subsidiaries (before elimination of intercompany transactions) which have significant non-controlling interests as of and for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest (%)		30	30
Current assets	~~W~~	1,908,790	3,796,310
Non-current assets		501,340	2,621,361
Current liabilities		275,264	978,596
Non-current liabilities		560	2,586,633
Net assets		2,134,306	2,852,442
Book value of non-controlling interests		640,322	854,346
Revenue	~~W~~	1,145,472	2,432,838
Profit for the year		108,801	374,836
Profit attributable to non-controlling interests		32,640	112,451
Cash flows from operating activities	~~W~~	426,643	777,354
Cash flows from investing activities		(225,456)	(979,167)
Cash flows from financing activities		(153,664)	365,898
Effect of exchange rate fluctuations on cash held		(972)	(3,571)
Net increase in cash and cash equivalents		46,551	160,514
Cash and cash equivalents at January 1		25,544	153,561
Cash and cash equivalents at December 31		72,095	314,075
Dividends distributed to non-controlling interests	~~W~~	34,098	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

1.	Reporting Entity, Continued

(In millions of won)
	2022
	LG Display (China) Co., Ltd.		LG Display High-Tech (China) Co., Ltd.
Percentage of ownership in non-controlling interest (%)		30	30
Current assets	~~W~~	1,916,867	2,112,295
Non-current assets		575,020	3,546,253
Current liabilities		336,575	820,041
Non-current liabilities		1,419	2,323,249
Net assets		2,153,893	2,515,258
Book value of non-controlling interests		646,199	753,191
Revenue	~~W~~	1,921,939	2,766,043
Profit(Loss) for the year		133,486	(561,016)
Profit(Loss) attributable to non-controlling interests		39,981	(168,474)
Cash flows from operating activities	~~W~~	486,103	153,043
Cash flows from investing activities		(371,454)	424,405
Cash flows from financing activities		(223,222)	(455,746)
Effect of exchange rate fluctuations on cash held		2,347	(7,471)
Net increase (decrease) in cash and cash equivalents		(106,226)	114,231
Cash and cash equivalents at January 1		131,770	39,330
Cash and cash equivalents at December 31		25,544	153,561
Dividends distributed to non-controlling interests	~~W~~	56,056	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 24, 2024, which will be submitted for approval to the shareholders’ meeting to be held on March 22, 2024.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments made applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(f))

•	Intangible assets (Impairment assessment of non-financial assets, including determination of cash generating unit) (Note 3(l), 10)

•	Deferred tax assets and liabilities (recognition of deferred tax assets) (Note 3(t), 25)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months is included in the following notes:

•	Provisions (Note 3(n), 14)

•	Inventories (Note 3(e), 7)

•	Intangible assets (Impairment assessment of non-financial assets) (Note 10)

•	Employee benefits (Note 13)

•	Deferred tax assets and liabilities (estimation of future taxable income) (Note 3(t), 25)

3.	Material Accounting Policies

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise.

(a)	Changes in Material Accounting Policies

(i)	Global Minimum Tax

The Group has applied the International Tax Reform – Pillar Two Model Rules (Amendments to K-IFRS No. 1012 ‘Corporate Tax’) published in December 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the global minimum tax, and require new disclosure about the Pillar Two exposure. (See Note 24)

(ii)	Material accounting policy information

The Group adopted Disclosure of Accounting Policies (Amendments to K-IFRS No. 1001 Presentation of Financial Statements) from January 1, 2023. Although the amendments did not result in any changes to the accounting polices themselves, they impacted the accounting policy information disclosed in the financial statements. The amendments require disclosure of ‘material’ rather than ‘significant’, accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

The Group has reviewed the accounting policies and has updated the information disclosed in Note 3 (2022: Summary of Significant Accounting Policies) accordingly.

(b)	Consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(b)	Consolidation, Continued

(ii)	Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii)	Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(iv)	Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties have rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(b)	Consolidation, Continued

(v)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2023, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

The Group is applying cash flow hedge accounting by designating expected foreign currency denominated sales arising from forecast export transactions as hedging items and the derivative instruments related to forward exchange as hedging instruments. The effective portion of changes in the fair value of the derivative is recognized in equity and the amount accumulated in equity is reclassified to revenue in the same period which forecast sales occur.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(g)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(h)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(i)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(j)	Intangible Assets, Continued

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Group currently has a number of patent license agreements related to product production. When the amount of payments for the entire contract period can be reliably determined, the total undiscounted amount is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(j)	Intangible Assets, Continued

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(l)	Impairment

(i) Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(l)	Impairment, Continued

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(l)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(m)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(m)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(n)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(o)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(p)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(p)	Employee Benefits, Continued

(v) Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(q)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contract→② Identifying performance obligations →③ Determining transaction price→④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(r)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(s)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(t)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(t)	Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(u)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Controlling Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(v)	Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted; However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

(i)	Classification of Liabilities as Current or Non-Current Liabilities with Covenants (Amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’)

The amendments aim to clarify the requirements the determining whether a liability is current or non-current and require new disclosure for non-current liabilities that are not subject to future covenants. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Group has borrowings that are subject to specific covenants. The Group is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(v)	Accounting standards issued but not yet effective, Continued

(ii)	Supplier Finance Arrangements (Amendments to K-IFRS 1007 ‘Statement of Cash Flows’ and K-IFRS 1107 ‘Financial Instruments: Disclosures’)

The amendments introduce new disclosure relating to supplier finance arrangements that assist users of the financial statements to assess the effects of these arrangements on an entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

The Group participates in supply chain financing arrangements for which the new disclosures will apply. The Group is in the process of assessing the impact of the amendments to meet the new disclosure requirements.

(iii)	The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Lease Liability in a Sale and Leaseback (Amendments to K-IFRS No. 1116, ‘Lease’.)

•	Lack of Exchangeability (Amendments to K-IFRS No. 1021, ‘The Effects of Changes in Foreign Exchange Rates’.)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Current assets
Cash and cash equivalents
Cash	~~W~~	3	1,076
Deposits		2,257,519	1,823,573

	~~W~~	2,257,522	1,824,649

Deposits in banks
Time deposits	~~W~~	900	267,163
Restricted deposits (*)		905,071	1,455,444

	~~W~~	905,971	1,722,607

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to guarantee the Controlling Company and subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Due from third parties	~~W~~	2,827,163	2,042,746
Due from related parties		390,930	316,168

	~~W~~	3,218,093	2,358,914

(b)	Other accounts receivable as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Current assets
Non-trade receivables, net	~~W~~	112,739	146,921
Accrued income		14,246	22,505

	~~W~~	126,985	169,426

Due from related parties included in other accounts receivable, as of December 31, 2023 and 2022 are ~~W~~11,520 million and ~~W~~12,957 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	December 31, 2023
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,212,514	123,919	(932)	(191)
1-15 days past due		3,077	1,357	(1)	—
16-30 days past due		3,435	156	—	(2)
31-60 days past due		—	168	—	(2)
More than 60 days past due		—	1,592	—	(12)

	~~W~~	3,219,026	127,192	(933)	(207)

(In millions of won)	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,332,769	166,067	(841)	(1,721)
1-15 days past due		12,019	1,000	(4)	(9)
16-30 days past due		2,256	—	(1)	—
31-60 days past due		391	201	—	(1)
More than 60 days past due		12,354	3,936	(29)	(47)

	~~W~~	2,359,789	171,204	(875)	(1,778)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023			2022
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the year	~~W~~	875	1,778	1,204	2,005
(Reversal of) bad debt expense		58	(239)	(329)	(227)
Write-off		—	(1,332)	—	—

Balance at the end of the year	~~W~~	933	207	875	1,778

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other current assets as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Advanced payments	~~W~~	1,675	22,134
Prepaid expenses		103,355	74,420
Value added tax refundable		143,608	220,182
Right to recover returned goods		5,121	8,155

	~~W~~	253,759	324,891

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

6.	Other Financial Assets

Other financial assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	136,762	119,417
Financial assets carried at amortized cost
Deposits	~~W~~	1,356	8,962
Short-term loans		26,375	30,062
Lease receivables		4,130	6,914

	~~W~~	31,861	45,938

	~~W~~	168,623	165,355

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	87,027	96,064
Convertible securities		3,127	1,797
Derivatives(*)		32,941	110,663

	~~W~~	123,095	208,524

Financial assets carried at amortized cost
Deposits	~~W~~	17,022	17,624
Long-term loans		33,509	58,806
Lease receivables		—	4,144

	~~W~~	50,531	80,574

	~~W~~	173,626	289,098

(*)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

7.	Inventories

Inventories as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Finished goods	~~W~~	750,775	822,177
Work-in-process		1,145,606	1,235,363
Raw materials		457,356	651,602
Supplies		173,991	163,776

	~~W~~	2,527,728	2,872,918

For the years ended December 31, 2023 and 2022, the amount of inventories recognized as cost of sales including inventory write-downs are as follows:

(In millions of won)	2023		2022
Inventories recognized as cost of sales	~~W~~	20,985,643	25,027,703
Including: Inventory write-downs		192,627	245,619

There were no significant reversals of inventory write-downs recognized during the years ended December 31, 2023 and 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments in Equity Accounted Investees

(a)	Associates as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2023			2022
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	24,200	40%	~~W~~	42,784
WooRee E&L Co., Ltd. (*1)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		7,106	13%		13,576
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	16%		28,564	15%		28,976
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,871	14%		20,133
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	10%		—	11%		—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2023			2022
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co.,Ltd.(*2)(*3)	Seoul, South Korea	December, 31	January, 2014	Develop, manufacture, and sell materials for display	16%	~~W~~	3,588	10%	~~W~~	3,650

						~~W~~	84,329		~~W~~	109,119

(*1)

During 2023, the Controlling Company recognized an impairment loss of ~~W~~5,662 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd.

(*2)

During 2023, the Controlling Company recognized an impairment loss of ~~W~~1,146 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd

(*3)	During 2023, due to the investee’s acquisition of treasury shares, the Group’s shareholding ratio increased from 10% to 16%.

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

As of December 31, 2023, the market value of the Group’s share in WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~7,106 million, ~~W~~21,320 million and ~~W~~29,160 million, respectively.

Dividends income recognized from equity method investees for the years ended December 31, 2023 and 2022 amounted to ~~W~~15,200 million and ~~W~~4,461 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2023 and 2022 of the significant associate is as follows:

Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2023		December 31, 2022
Total assets	~~W~~	109,992	136,784
Current assets		94,705	98,490
Non-current assets		15,287	38,294
Total liabilities		47,875	29,118
Current liabilities		47,459	28,332
Non-current liabilities		416	786
Revenue		184,880	319,264
Profit (loss) for the year		(2,655)	6,192
Other comprehensive income (loss)		(4,894)	(10,216)
Total comprehensive loss		(7,549)	(4,024)

(c)	Reconciliation from financial information of the significant associate to its carrying value in the consolidated financial statements as of December 31, 2023 and 2022 is as follows:

(i)	As of December 31, 2023

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	62,117	40%	24,847	(647)	24,200

(ii)	As of December 31, 2022

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	107,666	40%	43,066	(282)	42,784

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2023 and 2022 is as follows:

(i)	As of December 31, 2023

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Loss for the year	Other comprehensive income (loss)	Total comprehensive loss
Other associates	~~W~~	60,129	(1,634)	(722)	(2,356)

(ii)	As of December 31, 2022

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit for the year	Other comprehensive income (loss)	Total comprehensive loss
Other associates	~~W~~	66,335	2,724	(7,516)	(4,792)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
		2023
Company		January 1		Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	42,784	(15,200)	(1,427)	(1,957)	—	24,200
	Others		66,335	—	(1,634)	(722)	(3,850)	60,129

		~~W~~	109,119	(15,200)	(3,061)	(2,679)	(3,850)	84,329

(In millions of won)
		2022
Company		January 1		Reclassification(*)	Dividends received	Equity income on investments	Other comprehensive loss	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	48,398	—	(4,361)	2,834	(4,087)	—	42,784
	Others		78,321	(10,620)	(100)	2,724	(7,516)	3,526	66,335

		~~W~~	126,719	(10,620)	(4,461)	5,558	(11,603)	3,526	109,119

(*)

During 2022, certain investment was reclassified into the financial asset at fair value through profit or loss as the Group lost its right to appoint members of the board of directors due to the changes in contractual arrangement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2023 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2023	~~W~~	476,045	8,699,292	50,722,745	902,477	10,145,865	271,761	1,299,892	72,518,077
Accumulated depreciation as of January 1, 2023		—	(4,348,201)	(42,744,139)	(719,862)	—	(151,550)	(962,598)	(48,926,350)
Accumulated impairment loss as of January 1, 2023		—	(447,145)	(1,794,407)	(13,397)	(356,155)	(7,553)	(26,137)	(2,644,794)

Book value as of January 1, 2023	~~W~~	476,045	3,903,946	6,184,199	169,218	9,789,710	112,658	311,157	20,946,933

Additions		—	—	—	—	3,392,876	74,611	—	3,467,487
Depreciation		—	(376,264)	(2,837,242)	(75,727)	—	(68,349)	(279,200)	(3,636,782)
Disposals		(330)	(758)	(506,420)	(1,896)	—	—	(43,368)	(552,772)
Impairment loss (*3)		—	8	(53,513)	(6)	—	—	(6,554)	(60,065)
Others (*4)		(2,902)	1,494,070	3,963,010	60,585	(5,900,151)	—	374,182	(11,206)
Government grants received		—	—	(7,417)	—	—	—	—	(7,417)
Effect of movements in exchange rates		—	9,189	39,066	964	3,626	326	983	54,154

Book value as of December 31, 2023	~~W~~	472,813	5,030,191	6,781,683	153,138	7,286,061	119,246	357,200	20,200,332

Acquisition cost as of December 31, 2023	~~W~~	472,813	10,192,281	52,107,890	942,376	7,571,687	245,149	1,448,688	72,980,884

Accumulated depreciation as of December 31, 2023	~~W~~	—	(4,715,087)	(43,466,025)	(775,953)	—	(119,804)	(1,062,377)	(50,139,246)

Accumulated impairment loss as of December 31, 2023	~~W~~	—	(447,003)	(1,860,182)	(13,285)	(285,626)	(6,099)	(29,111)	(2,641,306)

(*1)	As of December 31, 2023, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	Impairment losses of ~~W~~60,065 million are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.
(*4)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2022 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of- use asset	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	433,847	8,583,015	50,288,095	863,241	6,867,667	235,436	1,184,889	68,456,190
Accumulated depreciation as of January 1, 2022		—	(4,068,333)	(40,637,254)	(675,638)	—	(111,382)	(853,778)	(46,346,385)
Accumulated impairment loss as of January 1, 2022		—	(209,152)	(1,230,974)	(8,484)	(76,069)	(4,188)	(22,492)	(1,551,359)

Book value as of January 1, 2022	~~W~~	433,847	4,305,530	8,419,867	179,119	6,791,598	119,866	308,619	20,558,446

Additions		—	—	—	—	5,709,828	72,567	—	5,782,395
Depreciation		—	(373,089)	(3,182,783)	(83,747)	—	(76,370)	(269,796)	(3,985,785)
Disposals		(3,573)	—	(172,547)	(477)	—	—	(36,958)	(213,555)
Impairment loss(*3)		—	(252,997)	(672,061)	(6,912)	(292,564)	(3,439)	(29,282)	(1,257,255)
Others (*4)		45,771	196,747	1,732,712	78,497	(2,425,047)	(420)	334,931	(36,809)
Government grants received		—	—	(57,503)	—	—	—	—	(57,503)
Effect of movements in exchange rates		—	27,755	116,514	2,738	5,895	454	3,643	156,999

Book value as of December 31, 2022	~~W~~	476,045	3,903,946	6,184,199	169,218	9,789,710	112,658	311,157	20,946,933

Acquisition cost as of December 31, 2022	~~W~~	476,045	8,699,292	50,722,745	902,477	10,145,865	271,761	1,299,892	72,518,077

Accumulated depreciation as of December 31, 2022	~~W~~	—	(4,348,201)	(42,744,139)	(719,862)	—	(151,550)	(962,598)	(48,926,350)

Accumulated impairment loss as of December 31, 2022	~~W~~	—	(447,145)	(1,794,407)	(13,397)	(356,155)	(7,553)	(26,137)	(2,644,794)

(*1)	As of December 31, 2022, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~1,236,563 million are recognized as other non-operating expenses.
(*4)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

9.	Property, Plant and Equipment, Continued

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Capitalized borrowing costs	~~W~~	258,168	152,074
Capitalization rate		5.18%	3.11%

(d)	The Group provides a portion of property, plant and equipment as an operating lease. During 2023, rental income from property, plant and equipment is ~~W~~2,271 million (2022: ~~W~~2,806 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment

(a)	Changes in intangible assets for the year ended December 31, 2023 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Development costs	Construction-in- progress	Customer relationships	Technology	Good-will	Others (*2)	Total
Acquisition cost as of January 1, 2023	~~W~~	2,074,083	1,340,637	27,170	2,016,477	28,169	59,176	12,763	108,519	13,081	5,680,075
Accumulated amortization as of January 1, 2023		(1,115,014)	(1,108,459)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,081)	(3,643,902)
Accumulated impairment loss as of January 1, 2023		(61,413)	(20,605)	(1,700)	(92,812)	—	(21,685)	(43)	(84,958)	—	(283,216)

Book value as of January 1, 2023	~~W~~	897,656	211,573	25,470	565,219	28,169	—	1,309	23,561	—	1,752,957
Additions - internally developed		—	—	—	493,608	—	—	—	—	—	493,608
Additions - external purchases		118,344	—	—	—	117,443	—	—	—	—	235,787
Amortization (*1)		(187,819)	(105,285)	—	(363,162)	—	—	(163)	—	—	(656,429)
Disposals		(202)	(396)	(3,796)	—	—	—	—	—	—	(4,394)
Impairment loss (*3)		(1,633)	(425)	—	(52,775)	—	—	—	—	—	(54,833)
Reversal of impairment loss		—	—	242	—	—	—	—	—	—	242
Transfer from construction-in-progress		—	115,275	—	(1,429)	(112,568)	—	—	—	—	1,278
Effect of movements in exchange rates		2,433	2,712	6	—	(8)	—	—	596	—	5,739

Book value as of December 31, 2023	~~W~~	828,779	223,454	21,922	641,461	33,036	—	1,146	24,157	—	1,773,955

Acquisition cost as of December 31, 2023	~~W~~	2,189,071	1,403,157	23,463	2,295,468	33,036	59,176	12,763	109,115	13,081	6,138,330

Accumulated amortization as of December 31, 2023	~~W~~	(1,299,655)	(1,160,702)	—	(1,509,575)	—	(37,491)	(11,574)	—	(13,081)	(4,032,078)

Accumulated impairment loss as of December 31, 2023	~~W~~	(60,637)	(19,001)	(1,541)	(144,432)	—	(21,685)	(43)	(84,958)	—	(332,297)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) Others mainly consist of rights to use electricity and gas supply facilities.

(*3)	The Group recognized an impairment loss amounting to ~~W~~52,775 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(b)	Changes in intangible assets for the year ended December 31, 2022 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction-in- progress	Customer relationships	Technology	Good-will	Others (*2)	Total
Acquisition cost as of January 1, 2022	~~W~~	1,873,027	1,261,232	30,742	1,771,383	19,562	59,176	12,763	106,334	13,081	5,147,300
Accumulated amortization as of January 1, 2022		(915,764)	(1,023,062)	—	(1,318,476)	—	(37,491)	(11,243)	—	(13,081)	(3,319,117)
Accumulated impairment loss as of January 1, 2022		(28,945)	(9,309)	(1,659)	(63,692)	—	(21,685)	—	(57,995)	—	(183,285)

Book value as of January 1, 2022	~~W~~	928,318	228,861	29,083	389,215	19,562	—	1,520	48,339	—	1,644,898
Additions – internally developed		—	—	—	502,755	—	—	—	—	—	502,755
Additions – external purchases		187,114	24,741	7,004	—	95,179	—	—	—	—	314,038
Amortization (*1)		(192,983)	(105,615)	—	(272,102)	—	—	(168)	—	—	(570,868)
Disposals		—	(977)	(10,608)	—	—	—	—	—	—	(11,585)
Impairment loss (*3)(*4)		(34,901)	(17,799)	(42)	(54,649)	—	—	(43)	(26,963)	—	(134,397)
Transfer from construction-in-progress		—	85,319	—	—	(85,319)	—	—	—	—	—
Effect of movements in exchange rates		10,108	(2,957)	33	—	(1,253)	—	—	2,185	—	8,116

Book value as of December 31, 2022	~~W~~	897,656	211,573	25,470	565,219	28,169	—	1,309	23,561	—	1,752,957

Acquisition cost as of December 31, 2022	~~W~~	2,074,083	1,340,637	27,170	2,016,477	28,169	59,176	12,763	108,519	13,081	5,680,075

Accumulated amortization as of December 31, 2022	~~W~~	(1,115,014)	(1,108,459)	—	(1,358,446)	—	(37,491)	(11,411)	—	(13,081)	(3,643,902)

Accumulated impairment loss as of December 31, 2022	~~W~~	(61,413)	(20,605)	(1,700)	(92,812)	—	(21,685)	(43)	(84,958)	—	(283,216)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.
(*3)

During 2022, Display (Large OLED) CGU were assessed for impairment, and impairment losses amounting to ~~W~~93,966 million are recognized as other non-operating expenses. The impairment amount is allocated to goodwill, development costs, intellectual property rights and others.

(*4)	The Group recognized an impairment loss amounting to ~~W~~33,386 million for development projects which are not likely to generate revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(c)	Development costs and Intellectual property rights as of December 31, 2023 and 2022 are as follows:

Development cost

(i)	As of December 31, 2023

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	43,956
	IT		63,049
	Mobile and others		190,487

		~~W~~	297,492

Development in process	TV	~~W~~	46,368
	IT		175,023
	Mobile and others		122,578

		~~W~~	343,969

		~~W~~	641,461

(ii) As of December 31, 2022

(In millions of won)
Classification	Product type	Book Value
Development completed	TV	~~W~~	55,187
	IT		24,684
	Mobile and others		199,552
		~~W~~	279,423

Development in process	TV	~~W~~	60,376

	IT		100,380
	Mobile and others		125,040

		~~W~~	285,796
		~~W~~	565,219

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

Intellectual property rights

(i) As of December 31, 2023

(In millions of won and in years)
Classification	Category		Book Value		Remaining amortization period (*1)
Patent	Direct additions		~~W~~	214,634	7.1
	Licenses agreement	(*2)		611,801	5.5

			~~W~~	826,435

Other				2,344	3.6

			~~W~~	828,779

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Group’s rights under contracts with the patent company

(ii)	As of December 31, 2022

(In millions of won and in years)
Classification	Category		Book Value		Remaining amortization period (*1)
Patent	Direct additions		~~W~~	198,136	7.2
	Licenses agreement	(*2)		697,605	6.0

			~~W~~	895,741

Other				1,915	3.6

			~~W~~	897,656

(*1)	Weighted average of the remaining useful life at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Group’s rights under contracts with the patent company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

10.	Intangible Assets and Non-financial Assets Impairment, Continued

(d)	Impairment assessment on CGU

As of December 31, 2023, the Group’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. As of December 31, 2023, the Group performed impairment assessment for Display CGU. All the goodwill balance as of December 31, 2023 is allocated to the Display CGU.

The recoverable amount of Display CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Group’s products used in the forecast was determined considering external sources and the Group’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period and discount rate. Growth rates for subsequent years (“Terminal growth rate”) and the discount rate used in the estimation of value in use are as follows.

	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
2023
Display CGU	10.9%	9.0%	1.0%
2022
Display CGU	10.8%	9.0%	1.0%

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of five global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the five global listed companies in the same industry and the Group. The Group calculates the value in use of the CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment assessment for Display CGU, the recoverable amount exceeded its carrying amount by ~~W~~975,459 million. Management has identified that a reasonably possible change in certain key assumption could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. Specifically, the discount rate would need to increase by 0.92% (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

11.	Investment Property

(a)	Changes in investment property for the year ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Book value as of January 1	~~W~~	28,269	—
Transfer from property, plant and equipment		9,928	36,809
Depreciation		(4,962)	(804)
Impairment loss		—	(7,736)
Others		(240)	—

Book value as of December 31	~~W~~	32,995	28,269

(b)	During 2023, rental income from investment property is ~~W~~5,478 million (2022: ~~W~~358 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Current
Short-term borrowings	~~W~~	1,875,635	2,578,552
Current portion of long-term borrowings		2,934,693	2,538,917
Current portion of bonds		369,716	316,648
Derivatives (*1)		26,193	14,443
Fair value hedging derivatives (*2)		7,392	—
Lease liabilities		48,666	40,694

	~~W~~	5,262,295	5,489,254

Non-current
Long-term borrowings	~~W~~	10,230,658	8,425,195
Bonds		1,118,427	1,132,098
Derivatives (*1)		37,333	32,965
Fair value hedging derivatives (*2)		28,660	—
Lease liabilities		24,698	32,094

	~~W~~	11,439,776	9,622,352

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of December 31, 2023 and 2022 are as follows.

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
Standard Chartered Bank Korea Limited and others	3.40~6.95	~~W~~	1,875,635	2,578,552

Foreign currency equivalent			USD 747	USD 1,252
			CNY 345	CNY 1,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of December 31, 2023 and 2022 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
LG Electronics Inc.	6.06	~~W~~	1,000,000	—
Korea Development Bank and others	1.90~7.50		3,490,967	2,986,102
Less current portion of long-term borrowings		~~W~~	(776,000)	(1,341,500)

		~~W~~	3,714,967	1,644,602

(d)	Foreign currency denominated long-term borrowings as of December 31, 2023 and 2022 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
KEB Hana Bank and others	1.82~8.60	~~W~~	8,674,384	7,978,010

Foreign currency equivalent			USD 3,222	USD 3,494
			CNY 24,991	CNY 19,569
Less current portion of long-term borrowings		~~W~~	(2,158,693)	(1,197,417)

		~~W~~	6,515,691	6,780,593

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2023 and 2022 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2023 (%)	December 31, 2023		December 31, 2022
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2024 ~ February 2027	2.29~3.66	~~W~~	1,025,000	1,215,000
Privately issued bonds	January 2025 ~ January 2026	7.20~7.25		337,000	110,000
Less discount on bonds				(2,120)	(2,927)
Less current portion				(369,716)	(189,975)

			~~W~~	990,164	1,132,098

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	7.29	~~W~~	128,940	126,730
Foreign currency equivalent (contractual par amount)				USD 100	USD 100
Less discount on bonds				(677)	(57)
Foreign currency equivalent (discount on bonds)				USD (1)	USD (0)
Less current portion				—	(126,673)

			~~W~~	128,263	—

			~~W~~	1,118,427	1,132,098

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Present value of partially funded defined benefit obligations	~~W~~	1,491,146	1,602,697
Fair value of plan assets		(1,897,025)	(2,048,687)

	~~W~~	(405,879)	(445,990)

Defined benefit liabilities, net	~~W~~	1,559	1,531
Defined benefit assets, net	~~W~~	407,438	447,521

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023		2022
Defined benefit obligations at January 1	~~W~~	1,602,697	1,684,096
Current service cost		173,879	173,534
Interest cost		83,793	59,104
Remeasurements (before tax)		(65,505)	(195,908)
Benefit payments		(287,100)	(116,472)
Net transfers from (to) related parties		(16,551)	(1,363)
Others		(67)	(294)

Defined benefit obligations at December 31	~~W~~	1,491,146	1,602,697

Weighted average remaining maturity of defined benefit obligations as of December 31, 2023 and 2022 are 12.20 years and 12.95 years, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Fair value of plan assets at January 1	~~W~~	2,048,687	1,750,783
Expected return on plan assets		107,735	64,378
Remeasurements (before tax)		(870)	(30,044)
Contributions by employer directly to plan assets		2,219	371,398
Benefit payments		(260,528)	(107,828)
Net transfers from (to) related parties		(218)	—

Fair value of plan assets at December 31	~~W~~	1,897,025	2,048,687

The estimated contributions payable in the following financial year is ~~W~~180,902 million.

(d)	Plan assets as of December 31, 2023 and 2022 are as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Guaranteed deposits in banks	~~W~~	1,897,025	2,048,687

As of December 31, 2023, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(e)	Expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023		2022
Current service cost	~~W~~	173,879	173,534
Net interest cost		(23,942)	(5,274)

	~~W~~149,937		168,260

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits, Continued

Expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

(In millions of won)	2023		2022
Cost of sales	~~W~~	114,226	128,706
Selling expenses		7,138	8,017
Administrative expenses		16,865	18,780
Research and development expenses		11,708	12,757

	~~W~~149,937		168,260

(f) Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023		2022
Balance at January 1	~~W~~	(2,900)	(125,293)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		66,461	(83,376)
Demographic assumptions		(85)	(8,020)
Financial assumptions		(871)	287,304
Return on plan assets		(870)	(30,044)
Group’s share of associates regarding remeasurements		170	32

	~~W~~	64,805	165,896

Income tax	~~W~~	(14,818)	(43,503)

Balance at December 31	~~W~~	47,087	(2,900)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

13.	Employee Benefits, Continued

(g)	Principal actuarial assumptions as of December 31, 2023 and 2022 (expressed as weighted averages) are as follows:

	December 31, 2023	December 31, 2022
Expected rate of salary increase	4.0%	4.7%
Discount rate for defined benefit obligations	4.6%	5.4%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2023	December 31, 2022
Teens	Males	0.00%	0.00%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Forties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Fifties	Males	0.04%	0.04%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2023:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(157,102)	184,374
Expected rate of salary increase		192,107	(165,703)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

14.	Provisions

(a)	Changes in provisions for the year ended December 31, 2023 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2023	~~W~~	1,680	249,368	8,431	259,479
Additions (reversal)		126	101,846	(2,551)	99,421
Usage		—	(177,419)	—	(177,419)

Balance at December 31, 2023	~~W~~	1,806	173,795	5,880	181,481

Current	~~W~~	1,806	109,990	5,880	117,676
Non-current	~~W~~	—	63,805	—	63,805

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Changes in provisions for the year ended December 31, 2022 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	257,126	9,247	266,373
Additions (reversal)		1,680	251,395	(816)	252,259
Usage		—	(259,153)	—	(259,153)

Balance at December 31, 2022	~~W~~	1,680	249,368	8,431	259,479

Current	~~W~~	1,680	163,211	8,431	173,322
Non-current	~~W~~	—	86,157	—	86,157

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of December 31, 2023, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,000 million (~~W~~1,289,400 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2023, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

15.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

(In millions of USD and won)
		Credit limit		Not yet due
Classification	Financial institutions	Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Sumitomo Mitsui Banking Corporation	USD 20	25,788	—	—
	MUFG Bank	USD 180	232,092	USD 3	3,815
	BNP Paribas	USD 15	19,341	—	—
	ING Bank	USD 40	51,576	USD 7	9,026

		USD 255	328,797	USD 10	12,841

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 100	128,940	—	—
	United Overseas Bank Limited	USD 150	193,410	USD 50	64,478
	JPMorgan Chase Bank, N.A., Singapore Branch	USD 50	64,470	—	—
	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD 300	386,820	—	—
	ING Bank	USD 50	64,470	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 15	19,341	—	—
	Australia and New Zealand Banking Group Ltd.	USD 160	206,304	USD 39	50,159

LG Display Germany GmbH	BNP Paribas	USD 135	174,069	USD 55	70,906

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD 400	515,760	USD 200	257,881
	Standard Chartered Bank	USD 1,000	1,289,400	USD 868	1,119,287
	ING Bank	USD 150	193,410	USD 30	38,735

LG Display Japan Co., Ltd.	Standard Chartered Bank	USD 120	154,728	USD 20	25,790
	Chelsea Capital Corporation	USD 20	25,788	—	—

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD 30	38,682	USD 20	25,797

		USD 2,680	3,455,592	USD 1,282	1,653,033

		USD 2,935	3,784,389	USD 1,292	1,665,874

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of December 31, 2023, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of USD and won)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 450	~~W~~	580,230
Industrial Bank of Korea	USD 450		580,230
Industrial and Commercial Bank of China	USD 200		257,880
Shinhan Bank	USD 70		90,258
KB Kookmin Bank	USD 700		902,580
MUFG Bank	USD 100		128,940
The Export–Import Bank of Korea	USD 100		128,940

	USD 2,070	~~W~~	2,669,058

Payment guarantees

The Controlling Company was provided with payment guarantees amounting to USD 1,200 million (~~W~~1,547,280 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements.

LG Display (China) Co., Ltd. and other subsidiaries were provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 850 million (~~W~~153,714 million), JPY 900 million (~~W~~8,214 million), VND 73,279 million (~~W~~3,898 million), and USD 0.5 million (~~W~~689 million), respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2023, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of December 31, 2023.

Long-term supply agreement

As of December 31, 2023, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,200 million (~~W~~1,547,280 million) in advances received. The advances received will be used to offset accounts receivable arising from future product sales after a specified period of time. The Controlling Company was provided with payment guarantees amounting to USD 1,200 million (~~W~~1,547,280 million) from KB Kookmin Bank and other various banks relating to advances received (see note 15(b)).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

15.	Contingent Liabilities and Commitments, Continued

Pledged assets

The pledged assets has provided by the Group are as follows:

(In millions of won)
Pledged Assets	Carrying amount		Maximum bond amount	Secured creditor	Borrowing amount
Property, plant and equipment and others	~~W~~	507,234	1,200,000	LG Electronics Inc.	1,000,000
		89,703	326,400	Korea Development Bank and others	272,000
		264,335	780,000	Korea Development Bank and others	200,000
		711,885	—	China Construction Bank Corporation and others	CNY 9,330
					USD 400
Deposits in banks and others		CNY 5,825	1,053,338	Shinhan Bank and others	450,000

The property, plant and equipment amounting to ~~W~~89,703 million are provided as collateral for borrowings of ~~W~~272,000 million and ~~W~~200,000 million to Korea Development Bank and others.

Commitments for asset acquisition

The Group’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of December 31, 2023 are ~~W~~838,126 million. This commitment has not been recognized in these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

16.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share Premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2023 and December 31, 2022, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2022 to December 31, 2023.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2022 to December 31, 2023.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Foreign currency translation differences for foreign operations	~~W~~	548,792	509,620
Other comprehensive loss from associates		(32,816)	(29,992)

	~~W~~	515,976	479,628

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

16.	Share Capital, Share Premium and Reserves, Continued

The movement in reserves for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	Loss on valuation of derivatives		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2022	~~W~~	(9,227)	566,651	(20,282)	537,142
Change in reserves		9,227	(57,031)	(9,710)	(57,514)

December 31, 2022	~~W~~	—	509,620	(29,992)	479,628

January 1, 2023	~~W~~	—	509,620	(29,992)	479,628
Change in reserves		—	39,172	(2,824)	36,348

December 31, 2023	~~W~~	—	548,792	(32,816)	515,976

17.	Revenue

Details of revenue for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Sales of goods	~~W~~	21,254,395	26,318,585
Royalties		16,256	12,402
Others		60,168	33,750
Hedging loss		—	(212,956)

	~~W~~	21,330,819	26,151,781

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

18.	Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the years ended December 31, 2023 and 2022.

(a)	Revenue by geography

(In millions of won)
	2023		2022
Domestic	~~W~~	633,529	678,246
Foreign
China		14,704,357	17,434,407
Asia (excluding China)		2,397,980	2,796,648
United States		2,079,628	3,078,924
Europe (excluding Poland)		613,924	988,566
Poland		901,401	1,387,946

	~~W~~	20,697,290	25,686,491

	~~W~~	21,330,819	26,364,737

Revenue for 2022 excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

Sales to Company A and Company B amount to ~~W~~11,119,769 million and ~~W~~3,371,229 million, respectively, for the year ended December 31, 2023 (2022: 11,731,702 million and ~~W~~4,699,282 million, respectively). The Group’s top ten end-brand customers together accounted for 87% of revenue for the year ended December 31, 2023 (2022: 86%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

18.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2023				December 31, 2022
	Property, plant and equipment		Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	~~W~~	13,583,136	1,683,116	32,995	14,042,794	1,633,866	28,269
Foreign
China		3,358,395	32,009	—	4,302,527	53,388	—
Vietnam		3,244,729	31,472	—	2,590,438	20,315	—
Others		14,072	27,358	—	11,174	45,388	—

	~~W~~	6,617,196	90,839	—	6,904,139	119,091	—

	~~W~~	20,200,332	1,773,955	32,995	20,946,933	1,752,957	28,269

(c)	Revenue by product and services

(In millions of won)
	2023		2022
TV	~~W~~	4,331,474	6,975,269
IT		7,853,034	11,197,954
Mobile and others		9,146,311	8,191,514

	~~W~~	21,330,819	26,364,737

Revenue for 2022 excludes ~~W~~212,956 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

The proportion of revenue from OLED products to total revenue disclosed above was 48% and 40% for the years ended December 31, 2023 and 2022, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

19.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Changes in inventories	~~W~~	345,190	477,457
Purchases of raw materials, merchandise and others		10,810,985	13,521,132
Depreciation and amortization		4,213,742	4,557,457
Outsourcing		922,565	1,096,681
Labor		3,439,608	3,669,275
Supplies and others		938,568	1,212,142
Utility		1,193,025	1,189,105
Fees and commissions		704,763	834,449
Shipping		124,770	276,253
Advertising		76,404	108,315
Warranty		101,846	251,395
Travel		66,201	66,428
Taxes and dues		129,784	144,038
Others		1,043,238	2,322,067

	~~W~~	24,110,689	29,726,194

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries	~~W~~	372,966	354,709
Expenses related to defined benefit plans		24,822	26,872
Other employee benefits		86,692	91,396
Shipping		91,960	213,613
Fees and commissions		253,495	272,337
Depreciation		264,982	263,739
Taxes and dues		65,528	69,851
Advertising		76,404	108,315
Warranty		101,846	251,395
Insurance		13,610	15,100
Travel		18,421	17,912
Training		9,775	15,458
Others		95,186	126,022

	~~W~~	1,475,687	1,826,719

21.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries and wages	~~W~~	2,850,927	2,975,325
Other employee benefits		613,072	652,915
Contributions to National Pension plan		81,625	77,062
Expenses related to defined benefit plans and defined contribution plans		158,756	169,362

	~~W~~	3,704,380	3,874,664

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

22.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Foreign currency gain	~~W~~	1,398,181	3,098,553
Gain on disposal of property, plant and equipment		34,961	25,737
Gain on disposal of intangible assets		1,989	—
Reversal of impairment loss on property, plant and equipment		7	3,181
Reversal of impairment loss on intangible assets		242	1,975
Rental income		2,271	2,806
Others		34,607	53,585

	~~W~~	1,472,258	3,185,837

(b)	Details of other non-operating expenses for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Foreign currency loss	~~W~~	1,516,528	2,957,048
Loss on disposal of property, plant and equipment		102,453	54,432
Impairment loss on property, plant and equipment		60,072	1,260,436
Loss on disposal of intangible assets		55	193
Impairment loss on intangible assets		54,833	136,372
Impairment loss on investments		—	7,736
Others		52,293	30,197

	~~W~~	1,786,234	4,446,414

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

23.	Finance Income and Finance Costs

(a) Finance income and costs recognized in profit or loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Finance income
Interest income	~~W~~	134,664	85,624
Foreign currency gain		560,633	308,665
Gain on disposal of investments		2,994	2,993
Reversal of impairment loss on investments		—	613
Gain on transaction of derivatives		178,610	49,503
Gain on valuation of derivatives		239,973	193,570
Gain on disposal of financial assets at fair value through profit or loss		132	173
Gain on valuation of financial assets at fair value through profit or loss		5,288	11,678
Gain on valuation of financial liabilities at fair value through profit or loss		—	220,240

	~~W~~	1,122,294	873,059

Finance costs
Interest expense	~~W~~	723,429	414,521
Foreign currency loss		512,456	440,604
Loss on disposal of investments		37	80
Impairment loss on investments in equity accounted investees		6,808	—
Loss on repayment of borrowings and bonds		167	2,672
Loss on sale of trade accounts and notes receivable		48,600	37,087
Loss on transaction of derivatives		—	359
Loss on valuation of derivatives		316,467	65,585
Loss on valuation of financial assets at fair value through profit or loss		18,562	5,205
Others		8,008	250

	~~W~~	1,634,534	966,363

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

24.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Current tax expense (benefit)
Current year	~~W~~	260,556	206,465
Adjustment for prior years		(67,985)	(59,484)

	~~W~~	192,571	146,981

Deferred tax expense (benefit)
Origination and reversal of temporary differences and others	~~W~~	(1,112,066)	(842,529)
Change in unrecognized deferred tax assets(*)		156,783	457,763

	~~W~~	(955,283)	(384,766)

Income tax expense (benefit)	~~W~~	(762,712)	(237,785)

(*)

Due to the impact of the changes in estimates of future taxable income, change in unrecognized deferred tax assets consist of effect from reducing deferred tax assets in relation to tax credit carryforwards.

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023				2022
	Before tax		Tax expense	Net of tax	Before tax	Tax expense	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	64,635	(14,818)	49,817	165,864	(43,503)	122,361
Gain (loss) on valuation of derivatives		—	—	—	12,495	(3,268)	9,227
Foreign currency translation differences for foreign operations		43,572	(20,429)	23,143	(80,718)	(245)	(80,963)
Change in equity of equity method investee		(2,679)	25	(2,654)	(11,603)	1,925	(9,678)

	~~W~~	105,528	(35,222)	70,306	86,038	(45,091)	40,947

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

24.	Income Tax Expense (Benefit), Continued

(c)	Reconciliation of the effective tax rate for the years ended December 31, 2023 and 2022 is as follows:

(In millions of won)	2023			2022
Loss for the year	~~W~~		(2,576,729)		(3,195,585)
Income tax benefit			(762,712)		(237,785)

Loss before income tax			(3,339,441)		(3,433,370)

Income tax benefit using the statutory tax rate of each country		23.65%	(789,941)	21.51%	(738,403)
Non-deductible expenses		(0.59%)	19,759	(0.55%)	18,742
Tax credits		6.22%	(207,745)	4.23%	(145,189)
Change in unrecognized deferred tax assets (*1)		(4.69%)	156,783	(13.33%)	457,763
Adjustment for prior years (*2)		0.32%	(10,726)	0.06%	(2,072)
Effect on change in tax rate		(1.80%)	60,134	(4.90%)	168,372
Others		(0.27%)	9,024	(0.09%)	3,002

Income tax benefit	~~W~~		(762,712)		(237,785)

Effective tax rate			(*3)		(*3)

(*1)

Due to the impact of the changes in estimates of future taxable income, change in unrecognized deferred tax assets consist of effect from reducing deferred tax assets in relation to tax credit carry forwards.

(*2)	Adjustment for prior years in 2023 and 2022 consist of expected amount adjusted for transfer price investigation for prior periods and others.
(*3)	Actual effective tax rate is not calculated due to income tax benefit.

(d)	Global Minimum Tax

The Organization for Economic Cooperation and Development implemented the Base Erosion and Profit Shifting (BEPS) 2.0 framework, which imposes a minimum tax for multinational enterprise groups with total consolidated group revenue of EUR 750 million or more in at least two of the four preceding years. Under the model rules, the above mentioned entities would be required to pay a top-up tax on excess profits in any jurisdiction in which the global anti-base erosion effective tax rate for the jurisdiction is below a 15% minimum rate. The top-up tax is paid to the tax authority of the country where the controlling company that meets certain requirements is located.

However, since the newly enacted tax legislation in Korea is effective from January 1, 2024, there is no current tax impact for the year ended December 31, 2023.

As of December 31, 2023, the Group’s consolidated revenues exceeds EUR 750 million for each of the last two consecutive financial years. For 2024, management does not expect any of the countries where the subsidiaries are located will have a statutory tax rate of below 15%.

LG Display Vietnam Haiphong Co., Ltd., a subsidiary located in Vietnam is eligible for additional tax credits that reduce its effective tax rate to below 15%, but it is not expected to be subject to the global minimum tax if the government support is a Qualified Refundable Tax Credit (QRTC).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

25.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2023, in relation to the taxable temporary differences on investments in subsidiaries amounting to ~~W~~523,448 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

As of December 31, 2023, the amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	Total		December 31, 2025	December 31, 2026	December 31, 2027	December 31, 2028	December 31, 2029	December 31, 2030	December 31, 2031	December 31, 2032	December 31, 2033
Tax credit carryforwards	~~W~~	869,364	7,302	18,476	114,435	90,124	99,937	60,401	79,543	159,552	239,594

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

25.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The book value of the Group’s deferred income tax assets and liabilities may differ from the amounts actually recovered or settled.

Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2023		December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Other accounts receivable, net	~~W~~	—	—	(61)	(2,009)	(61)	(2,009)
Inventories, net		51,728	62,014	—	—	51,728	62,014
Defined benefit liabilities, net		—	—	(89,753)	(95,850)	(89,753)	(95,850)
Investments in subsidiaries and associates		—	—	(89,649)	(252,375)	(89,649)	(252,375)
Accrued expenses		97,867	111,293	—	—	97,867	111,293
Property, plant and equipment		609,345	704,117	(43,282)	(17,322)	566,063	686,795
Intangible assets		13,314	25,340	(2,069)	(4,042)	11,245	21,298
Provisions		39,586	57,210	—	—	39,586	57,210
Other temporary differences		70,182	112,771	(11,451)	(26,519)	58,731	86,252
Tax loss carryforwards		2,766,820	1,795,132	—	—	2,766,820	1,795,132
Tax credit carryforwards		148,215	170,971	—	—	148,215	170,971

Deferred tax assets (liabilities)	~~W~~	3,797,057	3,038,848	(236,265)	(398,117)	3,560,792	2,640,731

Realization of deferred tax assets related to unused tax losses and tax credit carryforwards which are primarily related to Korea is affected by estimates in future taxable profits before they expire. The estimation uncertainty is primarily driven by the Group’s assumptions in revenue and operating expenditures.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

25.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	January 1, 2022		Profit or loss	Other comprehensive Income (loss)	December 31, 2022	Profit or loss	Other comprehensive loss	December 31, 2023
Other accounts receivable, net	~~W~~	(17)	(1,992)	—	(2,009)	1,948	—	(61)
Inventories, net		68,679	(6,665)	—	62,014	(10,286)	—	51,728
Defined benefit liabilities, net		(26,642)	(25,705)	(43,503)	(95,850)	20,915	(14,818)	(89,753)
Subsidiaries and associates		(233,552)	(20,503)	1,680	(252,375)	183,130	(20,404)	(89,649)
Accrued expenses		250,582	(139,289)	—	111,293	(13,426)	—	97,867
Property, plant and equipment		603,492	83,303	—	686,795	(120,732)	—	566,063
Intangible assets		10,814	10,484	—	21,298	(10,053)	—	11,245
Provisions		68,893	(11,683)	—	57,210	(17,624)	—	39,586
Other temporary differences		110,678	(21,158)	(3,268)	86,252	(27,521)	—	58,731
Tax loss carryforwards		958,624	836,508	—	1,795,132	971,688	—	2,766,820
Tax credit carryforwards		489,505	(318,534)	—	170,971	(22,756)	—	148,215

Deferred tax assets (liabilities)	~~W~~	2,301,056	384,766	(45,091)	2,640,731	955,283	(35,222)	3,560,792

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

26.	Earnings (Loss) per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the years ended December 31, 2023 and 2022 are as follows:

(In won and No. of shares)	2023		2022
Loss attributable to owners of the Controlling Company for the year	~~W~~	(2,733,741,837,803)	(3,071,564,667,651)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(7,640)	(8,584)

For the years ended December 31, 2023 and 2022, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

(b)	Diluted loss per share is not different from basic loss per share as there are no dilution effects of potential common stocks for the years ended December 31, 2023 and 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD, and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of December 31, 2023 and 2022 is as follows:

(In millions)	December 31, 2023
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,074	654	1,695	38	2	1	226,342
Deposits in banks	—	—	7,411	—	—	—	—
Trade accounts and notes receivable	2,442	—	430	—	(2)	—	—
Other accounts receivables	6	186	294	20	—	—	13,969
Other assets denominated in foreign currencies	23	188	34	7	—	—	13,146
Trade accounts and notes payable	(1,721)	(9,837)	(1,765)	—	2	—	(740,674)
Other accounts payable	(545)	(14,589)	(2,151)	(6)	(5)	—	(1,309,118)
Financial liabilities	(4,068)	—	(25,336)	—	—	—	—
Advances received	(1,200)	—	—	—	—	—	—

	(3,989)	(23,398)	(19,388)	59	(3)	1	(1,796,335)

Cross currency interest rate swap contracts(*1)	1,930	—	345	—	—	—	—
Forward exchange contracts(*2)	1,200	—	—	—	—	—	—

Net exposure	(859)	(23,398)	(19,043)	59	(3)	1	(1,796,335)

(*1)

Of cross currency interest rate swap contracts, USD 500 million and CNY 345 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,430 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to advances received in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(In millions)	December 31, 2022
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,040	228	1,984	25	1	1	151,912
Deposits in banks	69	—	8,888	—	—	—	—
Trade accounts and notes receivable	1,725	103	703	—	—	—	—
Other accounts receivables	26	114	253	10	21	—	15,800
Other assets denominated in foreign currencies	30	191	82	7	—	—	11,353
Trade accounts and notes payable	(1,824)	(4,987)	(1,306)	—	—	—	(478,926)
Other accounts payable	(565)	(19,084)	(1,711)	(8)	(10)	—	(2,681,508)
Financial liabilities	(4,846)	—	(20,569)	—	—	—	—

	(4,345)	(23,435)	(11,676)	34	12	1	(2,981,369)

Cross currency interest rate swap contracts (*)	2,430	—	—	—	—	—	—

Net exposure	(1,915)	(23,435)	(11,676)	34	12	1	(2,981,369)

(*) Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2023 and 2022 and the exchange rates at December 31, 2023 and December 31, 2022 are as follows:

(In won)
	Average rate (year-to-date)			Reporting date spot rate
	2023		2022	December 31, 2023	December 31, 2022
USD	~~W~~	1,306.12	1,291.15	1,289.40	1,267.30
JPY		9.32	9.85	9.13	9.53
CNY		184.28	191.60	180.84	181.44
TWD		41.94	43.36	41.98	41.27
EUR		1,412.67	1,357.29	1,426.59	1,351.20
PLN		311.36	289.78	329.11	288.70
VND		0.0548	0.0551	0.0532	0.0537

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2023 and 2022, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2023			December 31, 2022
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(68,615)	44,361	(114,317)	(23,215)
JPY (5 percent weakening)		(8,160)	(8,480)	(8,614)	(8,541)
CNY (5 percent weakening)		(172,198)	(2)	(105,926)	(5)
TWD (5 percent weakening)		122	9	68	3
EUR (5 percent weakening)		(208)	(52)	896	(281)
PLN (5 percent weakening)		8	8	11	11
VND (5 percent weakening)		(3,683)	(3,683)	(6,161)	(6,161)

A stronger won against the above currencies as of December 31, 2023 and 2022 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

iii)	Fair value hedging derivatives

In relation to advances received that are denominated in foreign currencies, the Controlling Company uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes. As of December 31, 2023, there is no ineffective portion of the gain or loss on valuation of derivatives to which change of fair value hedging accounting has been applied and loss on valuation amounting to ~~W~~36,052 million, respectively, (contracted buying amount: USD 1,200 million, contracted exchange rate: ~~W~~1,289.11 ~ 1,310.08) are recognized in profit or loss.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,430 million (~~W~~1,843,842 million) and interest rate swap contracts amounting to ~~W~~980,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2023 and 2022 is as follows:

(In millions of won)	December 31, 2023		December 31, 2022
Fixed rate instruments
Financial assets	~~W~~	3,163,490	3,547,256
Financial liabilities		(6,333,238)	(6,025,365)

	~~W~~	(3,169,748)	(2,478,109)

Variable rate instruments
Financial liabilities	~~W~~	(10,195,891)	(8,966,045)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2023 and 2022, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2023
Variable rate instruments (*)	~~W~~	(56,829)	56,829	(56,829)	56,829
December 31, 2022
Variable rate instruments (*)	~~W~~	(49,885)	49,885	(49,885)	49,885

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2023 and 2022 is as follows:

(In millions of won)
	December 31, 2023		December 31, 2022
Financial assets carried at amortized cost
Cash equivalents	~~W~~	2,257,519	1,823,573
Deposits in banks		905,982	1,722,618
Trade accounts and notes receivable, net		3,218,093	2,358,914
Non-trade receivables		112,739	146,921
Accrued income		14,246	22,505
Deposits		18,378	26,586
Loans		59,884	88,868
Lease receivables		4,130	11,058

	~~W~~	6,590,971	6,201,043

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	3,127	1,797
Derivatives		169,703	230,080

	~~W~~	172,830	231,877

	~~W~~	6,763,801	6,432,920

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments, and equity financing. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2023 and 2022.

(In millions of won)			2023
			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	15,040,986	16,309,036	3,534,173	1,900,982	6,231,118	4,397,095	245,668
Bonds		1,488,143	1,597,741	111,169	319,011	642,996	524,565	—
Trade accounts and notes payable		4,175,064	4,175,064	3,969,497	205,567	—	—	—
Other accounts payable		1,826,723	1,829,539	1,750,080	79,459	—	—	—
Other accounts payable (enterprise procurement cards) (*)		1,092,180	1,092,180	938,899	153,281	—	—	—
Long-term other accounts payable		357,907	413,255	—	—	129,587	175,358	108,310
Security deposits received		153,370	190,329	3,120	4,597	1,047	181,565	—
Lease liabilities		73,364	77,246	29,980	21,335	11,848	11,461	2,622
Derivative financial liabilities
Derivatives	~~W~~	63,526	45,705	18,781	3,988	12,474	10,462	—
Derivatives for fair value hedge		36,052	36,052	1,514	5,878	20,282	8,378	—

	~~W~~	24,307,315	25,766,147	10,357,213	2,694,098	7,049,352	5,308,884	356,600

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for purchase of raw material expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2023 is as follows:

(In millions of won)
	January 1, 2023		Change (Cash flows from operation activities)	December 31, 2023
Other accounts payable (enterprise procurement cards)	~~W~~	935,739	156,441	1,092,180

(In millions of won)			2022
			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,542,664	14,674,463	4,329,345	1,266,247	3,135,925	5,591,303	351,643
Bonds		1,448,746	1,570,630	338,815	16,956	400,764	727,752	86,343
Trade accounts and notes payable		4,061,684	4,061,684	3,523,098	538,586	—	—	—
Other accounts payable		2,307,190	2,309,929	2,231,832	78,097	—	—	—
Other accounts payable (enterprise procurement cards)(*)		935,739	935,739	935,739	—	—	—	—
Long-term other accounts payable		435,232	508,194	—	—	103,450	245,064	159,680
Security deposits received		146,788	191,735	—	2,262	8,463	181,010	—
Lease liabilities		72,788	77,803	26,733	16,995	18,552	10,743	4,780
Derivative financial liabilities
Derivatives	~~W~~	47,408	29,418	(1,637)	10,741	3,024	17,290	—

	~~W~~	22,998,239	24,359,595	11,383,925	1,929,884	3,670,178	6,773,162	602,446

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the year ended December 31, 2022 is as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(In millions of won)
	January 1, 2022		Change (Cash flows from operation activities)	December 31, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(138,350)	935,739

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2023		December 31, 2022
Total liabilities	~~W~~	26,988,754	24,366,792
Total equity		8,770,544	11,319,227
Cash and deposits in banks (*1)		3,163,493	3,547,256
Borrowings (including bonds)		16,529,129	14,991,410
Total liabilities to equity ratio		308%	215%
Net borrowings to equity ratio (*2)		152%	101%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	December 31, 2023				December 31, 2022
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,257,522	(	*)	1,824,649	(	*)
Deposits in banks		905,982	(	*)	1,722,618	(	*)
Trade accounts and notes receivable		3,218,093	(	*)	2,358,914	(	*)
Non-trade receivables		112,739	(	*)	146,921	(	*)
Accrued income		14,246	(	*)	22,505	(	*)
Deposits		18,378	(	*)	26,586	(	*)
Loans		59,884	(	*)	88,868	(	*)
Lease receivables		4,130	(	*)	11,058	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	87,027	87,027		96,064	96,064
Convertible securities		3,127	3,127		1,797	1,797
Derivatives		169,703	169,703		230,080	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	63,526	63,526		47,408	47,408
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	36,052	36,052		—	—
Financial liabilities carried at amortized cost
Borrowings	~~W~~	15,040,986	15,101,258		13,542,664	13,521,494
Bonds		1,488,143	1,479,725		1,448,746	1,377,696
Trade accounts and notes payable		4,175,064	(	*)	4,061,684	(	*)
Other accounts payable		3,276,810	(	*)	3,678,161	(	*)
Security deposits received		153,370	(	*)	146,788	(	*)
Lease liabilities		73,364	(	*)	72,788	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	87,027	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	3,127	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	169,703	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	63,526	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	36,052	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	15,101,258	Discounted cash flow	Discount rate
Bonds		—	—	1,479,725	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	13,521,494	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

iv)	The interest rates applied for determination of the above fair value as of December 31, 2023 and 2022 are as follows

	December 31, 2023	December 31, 2022
Borrowings, bonds and others	4.60~5.02%	5.11~6.68%

v)

There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2023 and 2022, and the changes in financial assets classified as Level 3 of fair value measurements for the year ended December 31, 2023 and 2022 is as follows:

(In millions of won)
Classification	January 1, 2023		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2023
Equity securities	~~W~~	96,064	3,286	(414)	(13,315)	1,406	87,027
Convertible securities		1,797	1,329	—	41	(40)	3,127

(In millions of won)
Classification	January 1, 2022		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	Replacement	December 31, 2022
Equity securities	~~W~~	48,805	27,261	(775)	6,248	2,720	11,805	96,064
Convertible securities		2,758	—	—	224	—	(1,185)	1,797

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

27.	Financial Risk Management, Continued

(f)	Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Total
Interest income	~~W~~	134,664	—	—	—	—	134,664
Interest expense		—	(723,429)	—	—	—	(723,429)
Foreign currency differences		108,546	(176,376)	—	—	(36,052)	(103,882)
Reversal of bad debt expense		181	—	—	—	—	181
Gain or loss on disposal		(48,600)	(167)	132	(329)	—	(48,964)
Gain or loss on valuation		—	—	(13,274)	—	—	(13,274)
Gain or loss on derivative		—	—	—	—	102,116	102,116

	~~W~~	194,791	(899,972)	(13,142)	(329)	66,064	(652,588)

(In millions of won)
	2022
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial liabilities at FVTPL	Derivatives (*)	Total
Interest income	~~W~~	85,624	—	—	—	—	85,624
Interest expense		—	(403,415)	—	(11,106)	—	(414,521)
Foreign currency differences		1,061,416	(946,650)	—	(105,492)	—	9,274
Reversal of bad debt expense		569	—	—	—	—	569
Gain or loss on disposal		(37,087)	—	171	(2,672)	—	(39,588)
Gain or loss on valuation		—	—	6,473	220,240	—	226,713
Gain or loss on derivative		—	—	—	—	177,130	177,130
Others		—	—	—	(43)	—	(43)

	~~W~~	1,110,522	(1,350,065)	6,644	100,927	177,130	45,158

(*)	Other financial instruments exclude cash flow hedging derivatives.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

28.	Leases

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment as of December 31, 2023 and 2022 (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	2023
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	51,033	51,804	598	8,502	721	112,658
Additions and others		65,133	—	881	6,698	1,899	74,611
Depreciation		(56,471)	(2,846)	(770)	(7,482)	(780)	(68,349)
Gain or loss on foreign currency translation		(1,749)	2,291	5	(279)	58	326

Balance at December 31	~~W~~	57,946	51,249	714	7,439	1,898	119,246

(In millions of won)
	2022
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Balance at January 1	~~W~~	56,167	54,417	1,330	7,062	890	119,866
Additions and others		60,515	460	456	11,033	103	72,567
Depreciation		(63,494)	(3,014)	(1,136)	(8,288)	(438)	(76,370)
Impairment		(2,175)	(721)	(3)	(501)	(39)	(3,439)
Others		—	(420)	—	—	—	(420)
Gain or loss on foreign currency translation		20	1,082	(49)	(804)	205	454

Balance at December 31	~~W~~	51,033	51,804	598	8,502	721	112,658

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

28.	Leases, Continued

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)

	2023		2022
Interest on lease liabilities	~~W~~	(3,343)	(3,656)
Income from sub-leasing right-of-use assets		276	541
Expenses relating to short-term leases		(241)	(785)
Expenses relating to leases of low-value assets		(942)	(632)

(iii)	Changes in lease liabilities for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)

	2023		2022
Balance at January 1	~~W~~	72,788	84,326
Additions and others		70,716	67,102
Interest expense		3,343	3,656
Repayment of liabilities		(73,483)	(82,296)

Balance at December 31	~~W~~	73,364	72,788

(b)	Leases as lessor

(i)	Finance lease

During the years ended December 31, 2023 and 2022, the Group recognized interest income on lease receivables of ~~W~~276 million and ~~W~~533 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)

	December 31, 2023		December 31, 2022
6 months or less	~~W~~	3,580	3,593
6-12 months		597	3,593
1-2 years		—	4,191
2-5 years		—	—

Total undiscounted lease receivable	~~W~~	4,177	11,377

Unearned finance income		(47)	(319)

Net Investment in the lease	~~W~~	4,130	11,058

(ii)	Operating lease

The Group leases out investment property and a portion of property, plant and equipment as operating leases (Notes 9 and 11).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

29.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2023 and 2022 are as follows:

(In millions of won)
	January 1, 2023			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31, 2023
Short-term borrowings	~~W~~	2,578,552	(716,386)	13,469	—	—	1,875,635
Long-term borrowings		10,964,112	2,139,554	50,174	3,271	8,240	13,165,351
Bonds		1,448,746	35,276	2,237	1,717	167	1,488,143
Lease liabilities		72,788	(73,483)	(312)	—	74,371	73,364
Dividend payable		—	(34,098)	(44)	—	41,444	7,302

	~~W~~	15,064,198	1,350,863	65,524	4,988	124,222	16,609,795

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

29. Changes in liabilities arising from financing activities, Continued

(In millions of won)
	January 1, 2022			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Effective interest adjustment	Others	December 31,2022
Short-term borrowings	~~W~~	613,733	1,922,283	42,536	—	—	2,578,552
Long-term borrowings		9,438,512	1,470,383	59,657	—	(4,440)	10,964,112
Bonds (*)		2,611,561	(1,071,560)	113,669	12,644	(217,568)	1,448,746
Lease liabilities		84,326	(82,296)	(1,806)	—	72,564	72,788
Dividend payable		3,679	(292,786)	—	—	289,107	—

	~~W~~	12,751,811	1,946,024	214,056	12,644	139,663	15,064,198

(*)	Others include ~~W~~220,240 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~2,672 million of loss on early repayment of borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others

(a)	Related parties

Related parties as of December 31, 2023 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)	2023
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	452	—	43,210	11,003
Paju Electric Glass Co., Ltd.		—	15,200	176,831	—	—	4,341
WooRee E&L Co., Ltd.		—	—	7,853	—	—	513
YAS Co., Ltd.		—	—	9,832	17,447	—	5,755
Material Science Co., Ltd.		—	—	—	—	—	179

	~~W~~	—	15,200	194,968	17,447	43,210	21,791

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	231,935	—	22,370	320,555	—	180,539
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	47,031	—	—	—	—	270
LG Electronics Vietnam Haiphong Co., Ltd.		434,789	—	—	6,108	—	982

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)	2023
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	350,207	—	—	—	—	451
LG Electronics do Brasil Ltda.		29,249	—	—	—	—	316
LG Innotek Co., Ltd.		7,754	—	14,970	—	—	100,272
LG Electronics Mlawa Sp. z o.o.		811,880	—	—	—	—	1,611
LG Electronics Reynosa S.A. DE C.V.		826,547	—	—	—	—	810
LG Electronics Egypt S.A.E		20,225	—	—	—	—	66
LG Electronics Japan, Inc.		114	—	—	24	—	6,254
LG Electronics RUS, LLC		360	—	—	—	—	2,359
LG Electronics U.S.A., Inc.		—	—	—	—	—	2,177
P.T. LG Electronics Indonesia		448,528	—	—	—	—	2,231
LG Electronics Nanjing Vehicle Components Co., Ltd.		1,414	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	2,596
HI-M Solutek Co., Ltd		—	—	9	—	—	7,316
Others		15	—	142	55	—	1,447

	~~W~~	2,978,113	—	15,121	6,187	—	129,158

	~~W~~	3,210,048	15,200	232,459	344,189	43,210	331,488

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30. Related Parties and Others, Continued

(In millions of won)	2022
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	58	—	64,492	3,617
Paju Electric Glass Co., Ltd.		—	4,361	245,962	—	—	2,942
WooRee E&L Co., Ltd.		—	—	12,321	—	—	2
YAS Co., Ltd.		—	100	14,291	29,951	—	8,038
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	272,649	29,951	64,492	14,599

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	238,358	—	19,808	517,476	—	137,703
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	70,514	—	—	—	—	519
LG Electronics Vietnam Haiphong Co., Ltd.		468,380	—	—	—	—	882
LG Electronics Nanjing New Technology Co., Ltd.		334,099	—	—	—	—	1,178
LG Electronics RUS, LLC		23,458	—	—	—	—	414

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)	2022
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.		88,835	—	—	—	—	200
LG Innotek Co., Ltd.		27,698	—	10,122	—	—	79,515
LG Electronics Mlawa Sp. z o.o.		1,178,140	—	—	—	—	1,089
LG Electronics Reynosa, S.A. DE C.V.		1,195,146	—	—	—	—	958
LG Electronics Egypt S.A.E.		72,055	—	—	—	—	372
LG Electronics Japan, Inc.		—	—	—	16	—	7,307
P.T. LG Electronics Indonesia		531,543	—	—	—	—	1,415
LG Electronics Taiwan Taipei Co., Ltd.		3,433	—	—	—	—	615
LG Technology Ventures LLC		—	—	—	—	—	4,922
HI-M Solutek Co., Ltd		—	—	58	—	—	9,258
LG Electronics U.S.A., Inc.		—	—	—	—	—	2,315
Others		572	—	592	608	—	913

	~~W~~	3,993,873	—	10,772	624	—	111,872

	~~W~~	4,232,231	4,461	303,229	548,051	64,492	264,174

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2023 and 2022 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2023		December 31, 2022	December 31, 2023	December 31, 2022
Associates	~~W~~
AVATEC Co., Ltd.		—	—	4,775	3,756
Paju Electric Glass Co., Ltd.		—	—	56,136	30,431
WooRee E&L Co., Ltd.		695	878	2,219	1,502
YAS Co., Ltd.		—	—	12,483	7,680
Material Science Co., Ltd.		—	—	118	—

	~~W~~	695	878	75,731	43,369

Entity that has significant influence over the Controlling Company
LG Electronics Inc. (*1)	~~W~~	63,284	69,447	1,140,260	99,934
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	2,013	5,669	35	15
LG Electronics Vietnam Haiphong Co., Ltd.		76,952	50,173	1,403	53
LG Electronics Nanjing New Technology Co., Ltd.		38,502	30,018	27	—
LG Electronics do Brasil Ltda.		6,252	10,997	32	—
LG Innotek Co., Ltd. (*2)		3,002	3,838	216,049	209,032

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2023		December 31, 2022	December 31, 2023	December 31, 2022
LG Electronics Mlawa Sp. z o.o.	~~W~~	101,357	94,346	—	155
LG Electronics Reynosa, S.A. DE C.V.		64,208	16,760	109	167
LG Electronics Japan, Inc.		114	—	632	566
P.T. LG Electronics Indonesia		46,146	45,617	108	195
LG Electronics Taiwan Taipei Co., Ltd.		—	—	115	77
LG Electronics Egypt S.A.E		369	—	1	—
Others		251	2,260	2,184	4,574

	~~W~~	339,166	259,678	220,695	214,834

	~~W~~	403,145	330,003	1,436,686	358,137

(*1)	Trade accounts and note payable and others for LG Electronics Inc. as of December 31, 2023 includes long-term borrowings of ~~W~~1,000,000 million. (see note 12.(c))
(*2)	Trade accounts and note payable and others for LG Innotek Co., Ltd. as of December 31, 2023 and 2022 Includes deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(d)	Details of significant financing transactions with related parties for the year ended December 31, 2023, are as follows:

(In millions of won)
Entity that has significant influence over the Controlling Company	Borrowings
LG Electronics Inc.(*)	~~W~~	1,000,000

Associates	Collection of loans
WooRee E&L Co., Ltd.	~~W~~	183

(*)

The Group entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023. The repayment plan is instalment payment for a period of one year, granting grace period of two years and the maturity date is March 30, 2026 (see note 12(c)).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act as of and for the years ended December 31, 2023 and 2022 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)

	2023			December 31, 2023
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	2,458	—	206
LG Chem Ltd. and its subsidiaries		355	464,303	49	209,113
D&O Corp. and its subsidiaries		2,016	660,714	—	105,757
LG Corp.		1,891	51,906	16,261	5,575
LG Management Development Institute		—	40,244	—	543
LG CNS Co., Ltd. and its subsidiaries		16	296,637	5	112,881
LG Household & Health Care Ltd. and its subsidiaries		—	108	—	1
HS AD Inc.(formerly, G2R Inc.) and its subsidiaries(*)		—	19,226	—	5,687
Robostar Co., Ltd.		—	1,018	—	312

	~~W~~	4,278	1,536,614	16,315	440,075

(*)	G2R Inc. renamed its name as HS AD Inc. on July 1, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(In millions of won)
	2022			December 31, 2022
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	201,144	165,875	—	—
LG Uplus Corp.		—	2,615	—	349
LG Chem Ltd. and its subsidiaries		313	556,447	75	78,925
D&O Corp. (formerly, S&I Corp.) and its subsidiaries.(*2)		476	1,116,661	—	284,373
LX Semicon Co., Ltd.(*1)		—	723,152	—	—
LG Corp.		—	60,592	14,979	6,287
LG Management Development Institute		—	34,222	—	524
LG CNS Co., Ltd. and its subsidiaries		47	276,845	20	94,287
LG Household & Health Care Ltd. and its subsidiaries		—	281	—	—
G2R Inc. and its subsidiaries		—	39,979	—	11,193
Robostar Co., Ltd.		—	1,586	—	407

	~~W~~	201,980	2,978,255	15,074	476,345

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

30.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2023 and 2022 are as follows:

(In millions of won)

	2023		2022
Short-term benefits	~~W~~	2,291	2,305
Expenses related to the defined benefit plan		355	417

	~~W~~	2,646	2,722

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2023 and 2022 is as follows:

(In millions of won)

	2023	2022
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~(348,046)	480,322
Changes in other accounts payable arising from the purchase of intangible assets	(27,918)	(113,185)
Recognition of right-of-use assets and lease liabilities	74,611	54,927

32.	Subsequent Event

On December 18, 2023, the Board of Directors of the Controlling Company adopted a resolution to approve the Controlling Company’s proposed paid-in capital increase (the “Capital Increase”). The Capital Increase will be executed through a share rights offering to the Controlling Company’s existing shareholders. Expected date of listing of the new shares in Korea Exchange is March 26, 2024. As of the date of the authorization of these consolidated financial statements, the total proposed offering amount is expected to be ~~W~~1,431,796 million (142,184,300 common shares, at the price of ~~W~~10,070 per share), which is subject to change upon finalization of the subscription price on March 4, 2024. The expected gross proceeds from the Capital Increase will be used for facility investment, working capital and debt repayment.

Independent Auditors’ Report on Internal Control over Financial Reporting for Consolidation Purposes

Based on a report originally issued in Korean

To the Shareholders and Board of Directors of

LG Display Co., Ltd.:

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited LG Display Co., Ltd. and its subsidiaries (the “Group”)’ internal control over financial reporting (“ICFR”) for consolidation purposes of as of December 31, 2023, based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of ICFR in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting for consolidation purposes as of December 31, 2023, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the consolidated financial statements of the Group, which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, the consolidated statements of comprehensive loss, changes in equity, and cash flows for the years then ended, and notes, comprising material accounting policy information and other explanatory information, and our report dated March 7, 2024 expressed an unmodified opinion on those consolidated financial statements.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the ICFR in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting for Consolidation Purposes

The Group’s management is responsible for designing, operating, and maintaining effective ICFR for consolidation purposes, and for its assessment about the effectiveness of ICFR for consolidation purposes, included in the accompanying Report on the Operation Status of Internal Control over Financial Reporting for Consolidation Purposes.

Those charged with governance are responsible for overseeing the Group’s ICFR for consolidation purposes.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on the Group’s ICFR for consolidation purposes based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR for consolidation purposes was maintained in all material respects.

Our audit of ICFR for consolidation purposes included obtaining an understanding of ICFR for consolidation purposes, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting for Consolidation Purposes

A company’s ICFR for consolidation purposes is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s ICFR for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR for consolidation purposes may not prevent, or detect and correct material misstatements in the consolidated financial statements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2024

This report is effective as of March 7, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Group’s internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Report on the Operation Status of Internal Control over Financial Reporting for Consolidation Purposes

Based on a report originally issued in Korean

To the Shareholders, Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Control over Financial Reporting (“ICFR”) Officer and Chief Executive Officer (“CEO”) of LG Display Co., Ltd. and its subsidiaries (“the Group”), assessed the effectiveness of the design and operation of the Group’s ICFR for Consolidation Purposes as of December 31, 2023.

The Group’s management, including myself, is responsible for designing and operating an ICFR for Consolidation Purposes.

We assessed the design and operational effectiveness of the ICFR for Consolidation Purposes in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable consolidated financial statements.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Group’s ICFR for Consolidation Purposes. And, we conducted an evaluation of ICFR for Consolidation Purposes based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Group’s ICFR for Consolidation Purposes is effectively designed and operated as of December 31, 2023, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

January 24, 2024

Ho Young Jeong

Chief Executive Officer

Sung Hyun Kim

Internal Control over Financial Reporting Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: Mar 8, 2024	By: /s/ Suk Heo
(Signature)

Name: Suk Heo
Title: Director/Head of IR Division